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Proxy firm Institutional Shareholder Services on Phillips 66's (NYSE: PSX) lack of veracity: "…PSX has presented shareholders with selective disclosure, unverifiable claims about various operational successes, and ambiguous and vague responses to otherwise basic questions."

TOP PROXY ADVISOR INSTITUTIONAL SHAREHOLDER SERVICES BACKS ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66



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Top Proxy Advisor ISS Cites Phillips 66's Lack of Veracity | Elliott

From streamline66.com

12:10 PM · May 13, 2025



Streamline 66 ✔
@streamline66

Phillips 66 (NYSE: PSX) shareholders: want to vote for a brighter, more profitable future at the company? Watch this helpful video and vote for #Streamline66 today:

PHILLIPS 66 SHAREHOLDERS: NEED HELP VOTING?

WE'VE GOT YOU COVERED.



How to Vote for a Brighter Future at Phillips 66 | Elliott

From streamline66.com

12:19 PM · May 13, 2025



Streamline 66 ✓
@streamline66



Independent proxy advisor Glass Lewis cites Phillips 66's (NYSE: PSX) "increasingly dubious" corporate governance commitment and "creative representation" of the facts in backing three Elliott board nominees and our case for change at the company. #Streamline66

PROXY ADVISOR GLASS LEWIS:

PHILLIPS 66'S ARGUMENTS ON VALUE CREATION "DISCONNECTED FROM...REALITY"

STREAMLINE 66

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Proxy Advisor Glass Lewis Supports Change in Phillips 66 Boardroom

From streamline66.com

12:27 PM · May 13, 2025

 **Streamline 66** ✓
@streamline66

Phillips 66 (PSX) shareholder: Your investment is underperforming. Elliott Management recommends essential changes to the PSX board. When Elliott made changes to Marathon, the stock outperformed peers by 150%. It's time for your investment in PSX to earn what it should. Vote GOLD Card Today.

5:26 PM · May 13, 2025 · **3** Views

WEBSITE MATERIALS

ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS PHILLIPS 66 SHAREHOLDERS VOTE FOR ALL FOUR OF ELLIOTT'S DIRECTOR NOMINEES

Elliott Investment Management, which manages funds that together make it a top-five shareholder in Phillips 66 (NYSE: PSX), today announced that leading independent proxy advisory firm Institutional Shareholder Services Inc. ("ISS") has recommended that shareholders support all four of Elliott's nominees: Brian Coffman, Sigmund Cornelius, Michael Heim and Stacy Nieuwoudt.



ISS

View Press Release →

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

How To Vote →



Vote by May 21 for a Better Future a...
Voting by mail • Mail ballots...
GOLD PROXY CARD
ELLIOTT NOMINEES
FOR
WITHHOLD
OPPOSED PHILLIPS 66 NOMINEES
PROPOSALS

View How To Vote video transcript

ELLIOTT'S CASE FOR CHANGE AT PHILLIPS 66

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The

purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S PERSPECTIVES ON VALUE CREATION

April 29, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**



Sigmund L. Cornelius

Former SVP and CFO of **ConocoPhillips**



Michael A. Heim

One of the founders and former President and COO of **Targa Resources**



Stacy D. Nieuwoudt

Former Energy and Industrials Analyst at **Citadel**

MATERIALS







Press Releases

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS PHILLIPS 66 SHAREHOLDERS VOTE FOR ALL FOUR OF ELLIOTT'S DIRECTOR NOMINEES

May 12, 2025

Press Releases

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025

Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025

SUBSCRIBE TO RECEIVE UPDATES



Email Address →





STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.



STREAMLINE 66

Home | Nominees | Podcast | Materials | About Elliott | Contact | How To Vote

PRESS RELEASES



Press Releases

LEADING PROXY ADVISORY FIRM ISS RECOMMENDS PHILLIPS 66 SHAREHOLDERS VOTE FOR ALL FOUR OF ELLIOTT'S DIRECTOR NOMINEES

May 12, 2025



Press Releases

GLASS LEWIS RECOMMENDS SHAREHOLDERS SUPPORT ELLIOTT'S CASE FOR URGENT BOARD CHANGE AT PHILLIPS 66

May 10, 2025


ELLIOTT®
STREAMLINE 66
The Choice for Shareholders
May 6, 2025

Press Releases

ELLIOTT MANAGEMENT PRESENTS THE CHOICE FOR PHILLIPS 66 SHAREHOLDERS

May 6, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS DETAILING PHILLIPS 66'S BROKEN CORPORATE GOVERNANCE AND DISINGENUOUS SHAREHOLDER ENGAGEMENT

May 2, 2025



Press Releases

ELLIOTT RELEASES EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE MICHAEL HEIM

April 30, 2025


ELLIOTT®
STREAMLINE 66
Elliott's Perspectives on Value Creation
April 28, 2025

Press Releases

ELLIOTT MANAGEMENT RELEASES INVESTOR PRESENTATION ON PHILLIPS 66

April 29, 2025



Press Releases

ELLIOTT RELEASES FOURTH EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE SIGMUND CORNELIUS



Press Releases

ELLIOTT RELEASES BONUS EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH PARTNER JOHN PIKE


STREAMLINE 66
PHILLIPS 66 SHAREHOLDERS SPEAK OUT: IT'S TIME FOR CHANGE
SURVEY OF INSTITUTIONAL INVESTORS RANKS PHILLIPS 66 LAST
EFFECTIVENESS OF CEO

Press Releases

ELLIOTT RELEASES THIRD-PARTY SURVEY RESULTS FINDING THAT PHILLIPS 66 SHAREHOLDERS RANK THE COMPANY LAST IN OPERATIONS, CEO EFFECTIVENESS AND VALUE CREATION

April 22, 2025

April 17, 2025

April 16, 2025



Press Releases

ELLIOTT RELEASES SECOND EPISODE OF "STREAMLINE 66" PODCAST SERIES FEATURING 1:1 CONVERSATION WITH DIRECTOR NOMINEE STACY NIEUWOUDT

April 15, 2025



Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025


STREAMLINE 66
PODCAST

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025



Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025



Press Releases

ELLIOTT TAKES LEGAL ACTION TO PROTECT THE RIGHTS OF PHILLIPS 66 STOCKHOLDERS

March 25, 2025



Press Releases

ELLIOTT ANNOUNCES DIRECTOR CANDIDATES FOR THE BOARD OF PHILLIPS 66

March 4, 2025



Press Releases

ELLIOTT SENDS LETTER AND PRESENTATION TO THE BOARD OF PHILLIPS 66

February 11, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →

STREAMLINE 66

Media Contact

Investor Contacts



    

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.

